July 8, 2014

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On April 21, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Activist Investor Fund, Catalyst Insider Income Fund, Catalyst Absolute Total Return Fund, Catalyst/Stone Beach Income Opportunity Fund and Catalyst/Groesbeck Aggressive Growth Fund (each, a “Fund” and collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on June 6, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

All Funds - Fund Summary

Comment 1.  Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response. The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees. There is no parenthetical information in the line items where all classes are none or 0.00% except the explanatory “(load)” next to minimum sales charge, which the Registrant has determined to keep in to be consistent with the description of maximum sales charge.

Comment 2. Please confirm supplementally that each fee table contains all estimated acquired fund fees and expenses, fees and expenses of business development companies and expenses related to short sales applicable to each Fund.

Response.  The adviser has confirmed to the Registrant that each fee table contains all estimated acquired fund fees and expenses, fees and expenses of business development companies and expenses related to short sales applicable to each Fund.

Activist Investor Fund – Fund Summary

Comment 3. In “Principal Investment Strategies”, please provide a statement regarding what activist investor activity signifies/why the adviser uses this strategy.

Response. The Registrant has revised the second paragraph as follows:

“The Fund’s Advisor uses public information that is filed with the Securities and Exchange Commission (“SEC”) on activist investor activity for its investment decisions. The Advisor defines an “activist investor” as a shareholder, or group of shareholders, of a publicly traded company that seek to influence change in management or operations by acquiring a significant stake in the company. The Advisor’s research of activist investor data over long periods of time has resulted in the development of a proprietary method of analyzing activist investor activity that it believes can provide long-term capital appreciation. The underlying thesis is that certain activist investors are successful at influencing change in companies and increasing shareholder value. The Fund seeks to follow these activist investors and capture similar gains as those realized by the activist investors.”

Comment 4. In third paragraph in “Principal Investment Strategies”, please clarify what is meant by “achieve their intended purpose” and “no longer provide targeted risk adjusted return” in the second sentence.

Response.  The Registrant has revised the disclosure as follows:

“The investment process focuses on the activist investor identity, activist investor track record, industry and market trends, potential motivations, filing disclosures, firm size, liquidity, and other factors. Stocks are sold when activist investors sell their positions, the change intended by the activist investor is achieved, ~~achieve their intended purpose~~ or when the ~~portfolio~~ position~~s achieve or~~ no longer provides the desired return relative to the level of risk. ~~targeted risk adjusted return~~.”

Comment 5. In “Principal Investment Strategies”, please add disclosure regarding the Fund’s high portfolio turnover or remove the risk.

Response.  The Registrant has removed the risk as the Fund is not expected to have high portfolio turnover.

Insider Income Fund – Fund Summary

Comment 6. In the first paragraph of “Principal Investment Strategies”, please revise the disclosure to add a reference to junk bonds after “bonds of any credit quality.” Please also clarify what “emphasize” means in the second sentence. In addition, please refer to the credit quality of the corporate bonds as “investment grade”.

Response.  The Registrant has revised the first paragraph as follows:

“The Fund seeks to achieve its investment objective by investing primarily in short-term U.S. corporate bonds issued by corporations whose executives are purchasing shares of the company’s common stock. The Fund may invest in corporate bonds of any credit quality (including “junk” bonds), effective maturity or average modified duration, but intends to hold a majority of the portfolio in ~~emphasize a portfolio of~~ investment grade (rated BBB or higher by Standard & Poor’s Rating Services or the equivalent by Moody’s Investor Service, Inc. or Fitch, Inc.) corporate bonds with an ~~S&P credit quality of BBB or higher~~ average effective maturity of less than four years and an average modified duration of less than three and a half years.”

Comment 7. In “Principal Investment Strategies”, please add disclosure regarding the Fund’s high portfolio turnover or remove the risk.

Response.  The Registrant has removed the risk as the Fund is not expected to have high portfolio turnover.

Comment 8. Please add an interest rate risk to the principal risks of the Fund and provide an example of how interest rates effect the Fund’s bond investments assuming a 3.5 year duration.

Response.  The Registrant has added the following risk:

“Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. For example, if interest rates go up by 1.0%, the price of a 4% coupon bond will decrease by approximately 1.0% for a bond with 1 year to maturity and approximately 4.4% for a bond with 5 years to maturity.”

Absolute Total Return Fund – Fund Summary

Comment 9. In the first paragraph in “Principal Investment Strategies”, the list of instruments that are included in “high-dividend instruments” ends with “and other instruments.” Please state what these other instruments are or remove the reference to other instruments.

Response. The Fund’s principal strategy is to invest in high-dividend instruments.  The list of instruments provided are just examples; it is not intended to be an exhaustive list of every kind of high-dividend instrument on the market.  In addition, no single “other instrument” will comprise more than 5% of the Fund’s assets, so such instruments do not need to be listed specifically as a principal strategy in the prospectus.  Therefore, the Registrant has not revised the disclosure.

Comment 10. In the third paragraph in “Principal Investment Strategies”, is says that writing covered calls generates premium income; however, they actually generate capital gains, not income. Please revise the disclosure accordingly.

Response.  The Registrant has revised the disclosure as follows:

“The Fund typically writes covered calls to manage risk, generate premiums ~~income~~ and reduce the impact of market volatility.”

Comment 11.  In “Principal Investment Strategies”, please provide the maturity and duration of the bonds in which the Fund invests.

Response. The Registrant has revised the first paragraph as follows:

“The Fund seeks to achieve its investment objective by investing in ~~high-dividend~~ instruments that pay high dividends or distributions, including high dividend common stock of U.S. companies of any market capitalization; real estate investment trusts (“REITs”); master limited partnerships (“MLPs”); preferred stocks; bonds of any credit quality, maturity or duration; closed end funds (“CEFs”); exchange traded funds (“ETFs”); options and other instruments. To manage risk and reduce the impact of market volatility, the Fund also writes covered call options.”

Comment 12. In “Principal Risks of Investing in the Fund”, please revise the equity security risk to only reference common stock and preferred stock or add the other types of equities listed to the principle strategies.

Response. The Registrant has revised the equity security risk as follows:

“Equity Security Risk.   Common and preferred stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. ~~Warrants and rights may expire worthless if the price of a common stock is below the conversion price of the warrant or right. Convertible bonds may decline in value if the price of a common stock falls below the conversion price.~~ Investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction and global or regional political, economic and banking crises.”

Comment 13.  Please confirm supplementally that the only derivatives in which the Fund will invest as a principal strategy are options.

Response. The adviser has confirmed to the Registrant that the only derivatives in which the Fund will invest as a principal strategy are options. The Registrant has revised hedging risk as follows:

“Hedging Risk. Hedging is a strategy in which the Fund uses an ~~derivative~~ option to offset the risks associated with other Fund holdings. There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. The Fund is not required to use hedging and may choose not to do so.”

Comment 14. In “Principal Investment Strategies”, please add disclosure regarding the Fund’s high portfolio turnover or remove the risk.

Response.  The Registrant has removed the risk as the Fund is not expected to have high portfolio turnover.

Stone Beach Income Opportunity Fund – Fund Summary

Comment 15. In the third paragraph in “Principal Investment Strategies”, please state that “below investment grade” means junk.

Response. The Registrant has revised the third paragraph as follows:

“The Fund may invest in securities that are below investment grade (rated below BBB by Standard & Poor’s Rating Services or the equivalent by Moody’s Investor Service, Inc. or Fitch, Inc., which is also known as “junk”) and may invest up to 15% of the Fund’s net assets in securities that have legal or contractual restrictions on resale or are otherwise illiquid.”

Comment 16. In “Principal Investment Strategies”, please add disclosure regarding the Fund’s high portfolio turnover or remove the risk.

Response.  The Registrant has removed the risk as the Fund is not expected to have high portfolio turnover.

Comment 17. In “Principal Investment Strategies”, in the fifth paragraph, it references the securities used in the Fund’s hedging strategy.  Please confirm whether the Fund will sell credit default swaps.  If so, please state in the disclosure and add a corresponding risk.  Please note that the Commission believes that such securities must be covered on a notional basis.

Response. The adviser has confirmed to the Registrant that the Fund will not sell credit default swaps.

Comment 18. In “Principal Risks of Investing in the Fund”, please revise the real estate risk to remove the reference to REITs or add such securities to the strategy.

Response. The Registrant has revised the real estate risk as follows:

“Real Estate Risk.  The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate.  These may include decreases in real estate values, overbuilding, rising operating costs, interest rates and property taxes. In addition, some real estate related investments are not fully diversified and are subject to the risks associated with financing a limited number of projects.  ~~REITs are heavily dependent upon the management team and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation~~.”

Groesbeck Aggressive Growth Fund – Fund Summary

Comment 19. In the first paragraph in “Principal Investment Strategies”, it states that the Fund invests in “rapidly growing companies”. Please explain what this means. Please also clarify how much of the Fund’s asset will be invested in foreign securities and whether the foreign investments made by the Fund will include emerging markets.

Response. The Registrant has revised the first paragraph as follows:

“The Fund seeks to achieve its investment objective by investing in rapidly growing companies (i.e. growth stocks). The Fund will primarily invest in the common stocks of U.S. companies with higher growth rates than the S&P 500 Index. While the Fund may invest in companies of any market capitalization, the Fund’s advisor expects that the Fund will invest primarily in small- and mid-capitalization companies. The Fund may also invest in companies domiciled outside the U.S. (including emerging markets) with up to 35% of the Fund’s assets.”

Comment 20. In “Principal Investment Strategies”, please add disclosure regarding the Fund’s high portfolio turnover or remove the risk.

Response.  The Registrant has removed the risk as the Fund is not expected to have high portfolio turnover.

Comment 21. In “Principal Risks of Investing in the Fund”, please add a growth stock risk.

Response. The Registrant has added a growth stock risk:

“Growth Stock Risk.  "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. The stocks of such companies can therefore be subject to more abrupt or erratic market movements than stocks of larger, more established companies or the stock market in general.”

Additional Information About The Funds’ Principal Investment Strategies And Related Risks

Comment 22.  In “Principal Investment Strategies”, the disclosure repeats the information provided in the summary.  Please consider enhancing the existing disclosure in this section.

Response. The Registrant is satisfied with the disclosure as stated and believes that it satisfies the requirements of item 9 of Form N-1A.

Comment 23. In “Temporary Defensive Positions,” pursuant to Item 9, instruction 6 of Form N-1A, add a statement that the Fund may not achieve its investment objective when it takes these positions. Please also remove the reference to money market funds. Please also make these changes to “Temporary Defensive Positions” in the SAI.

Response. The Registrant has revised the disclosure as follows:

“Temporary Defensive Positions

From time to time, the Fund may take temporary defensive positions, which are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions.  For example, the Fund may hold all or a portion of its assets in money market instruments, including cash, cash equivalents, U.S. government securities, other investment grade fixed income securities, certificates of deposit, bankers acceptances, commercial paper, money market funds and repurchase agreements.  While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.   If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees.  Although the Fund would do this only in seeking to avoid losses, the Fund will be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market.  ~~The Fund also may invest in money market instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies~~.”

Comment 24. In “Principal Investment Risks”, the turnover risk states that the Funds’ portfolio turnover may be as high as 1,000%.  Please confirm whether this rate is applicable to these Funds, and, if so, provide more detailed disclosure regarding the high portfolio turnover in the strategy.

Response. The Registrant has removed the risk related to high portfolio turnover as the Fund is not expected to have high portfolio turnover.

Management of the Funds

Comment 25. In “Prior Performance of the Sub-Advisor to the Absolute Total Return Fund”, please confirm supplementally the no-action letter upon which the Registrant relies and any conditions to such reliance. Please also revise the disclosure to include a statement regarding how the returns were calculated (if different from the SEC standard method) and that returns are net of fees, not gross.

Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the sub-adviser has certified that it complies with the conditions of the no-action letter. The Registrant has revised the fourth paragraph as follows:

“The Absolute Total Return Composite has not been audited. The performance results are calculated according to the Global Investment Performance Standards (GIPS). GIPS differ from those of the SEC.  The composite performance is calculated ~~“gross”~~ “net” of actual separate account fees, i.e., it includes the impact of account fees and expenses.”

Comment 26. Please explain supplementally why the IQ Hedged Long/Short Beta Index shown is an appropriate benchmark for the composite given that the composite does not use a long/short beta strategy.

Response. The adviser has confirmed to the Registrant that it believes the benchmark index is appropriate because the Index attempts to replicate the risk-adjusted return characteristics of the collective hedge funds using a long/short equity investment style. The Absolute Total Return Composite accounts write covered calls (a shorting mechanism) to manage risk and reduce the impact of market volatility. Furthermore, the Composite also attempts to generate uncorrelated returns by purchasing a closed-end fund and selling short an ETF in order to capture the difference between the closed-end fund share price and its net asset value. The Advisor expects the Fund’s risk-adjusted characteristics to match that of the Index versus an equity-only index.

Comment 27. In “Prior Performance of the Sub-Advisor to the Income Opportunity Fund”, please confirm supplementally the no-action letter upon which the Registrant relies and any conditions to such reliance. Please also revise the disclosure to include a statement regarding how the returns were calculated (if different from the SEC standard method).

Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the sub-adviser has certified that it complies with the conditions of the no-action letter. The Registrant has revised the fourth paragraph as follows:

“The Special Opportunity Fund is the only account managed by Stone Beach with investment strategies and policies substantially similar to the Income Opportunity Fund. The performance results are calculated according to the Global Investment Performance Standards (GIPS). GIPS differ from those of the SEC.  The performance of the Special Opportunity Fund has not been audited. The Special Opportunity Fund performance is calculated “net” of actual separate account fees, i.e., it includes the impact of account fees and expenses.”

Comment 28.  Please explain supplementally why the performance of a hedge fund can be shown in this prior performance section given that a hedge fund doesn’t have the investment restrictions of a registered investment company.

Response. One of the requirements of Nicholas-Applegate is that the investment objective and strategies of the account performance being presented be substantially similar to that of the Fund. The fact that a hedge fund may invest with fewer restrictions than a mutual fund does not mean that it does so, and the Special Opportunity Fund did not.  The disclosure already states that the Special Opportunity Fund has been managed according to the same investment objective and substantially similar investment strategies and policies as those of the Income Opportunity Fund.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins